                                 SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                   RATIOS OF EARNINGS TO FIXED CHARGES

                                                          (Thousands of Dollars)

                                                           Year Ended December 31,                  12 Months    12 Months
                                     ----------------------------------------------------------       Ended        Ended
                                        1998        1999        2000          2001      2002     June 30, 2003 June 30, 2002
                                     ---------   ---------  -----------   ----------  ---------  ------------- -------------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense(1)   $  999,910  $  992,354  $(1,456,584)  $3,192,815  $1,831,335  $1,226,919   $4,568,648
Add:
  Taxes on income(2)                   442,356     438,006   (1,021,452)   1,658,033     641,786     446,957    2,442,334
  Rentals(3)                             2,208       1,901        2,905        2,128       1,240         727        1,681
  Allocable portion of interest
       on long-term Contracts
       for the purchase of power(4)      1,767       1,735        1,699        1,659       1,616       1,593        1,638
  Amortization of previously
       capitalized fixed charges         1,571       1,508        1,390        1,083       1,440       1,584        1,295
                                     ---------  ----------  -----------   ----------  ----------  ----------   ----------
Total earnings before income
  taxes and fixed charges(A)        $1,447,812  $1,435,504  $(2,472,042)  $4,855,718  $2,477,417  $1,677,780   $7,015,596
                                    ==========  ==========  ===========   ==========  ==========  ==========   ==========

FIXED CHARGES:
  Interest and amortization         $  484,788  $  482,933  $   571,760    $ 784,858   $ 584,442   $ 498,327      749,362
  Rentals(3)                             2,208       1,901        2,905        2,128       1,240         727        1,681
  Capitalized fixed charges -
       nuclear fuel(5)                   1,294       1,211        1,538          756         520         194          732
  Allocable portion of interest
       on long-term contracts for
       the purchase of power(4)          1,767       1,735        1,699        1,659       1,616       1,593        1,638
                                    ----------  ----------  -----------    ---------   ---------   ---------    ---------
Total fixed charges(B)              $  490,057  $  487,780  $   577,902    $ 789,401   $ 587,818   $ 500,841    $ 753,413
                                    ==========  ==========  ===========    =========   =========   ==========   =========

RATIO OF EARNINGS TO
  FIXED CHARGES (A)/(B):                 2.95         2.94     (4.28)(6)       6.15         4.21        3.35         9.31
                                    ==========  ==========  ===========    =========   =========   =========    =========

(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5) Includes fixed charges associated with Nuclear Fuel.
(6) Ratio for 2000 is less than 1.00.  In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.